THIRD AMENDMENT TO INVESTMENT AGREEMENT

THIRD AMENDMENT TO INVESTMENT AGREEMENT dated as of January 5, 2010 (this “Amendment”) between Allis-Chalmers Energy Inc., a Delaware corporation (the “Company”), and Lime Rock Partners V, L.P., a Cayman Islands exempted limited partnership (the “Investor”).

BACKGROUND

WHEREAS, the Company and the Investor (each a “Party,” and together, the “Parties”) previously entered into an Investment Agreement, dated May 20, 2009, as amended by the First Amendment thereto, dated June 25, 2009, and the Second Amendment thereto, dated September 1, 2009 (the “Investment Agreement”); and

WHEREAS, the Parties wish to further amend the Investment Agreement in order to effect certain modifications deemed desirable by each of the Parties;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Investment Agreement and this Third Amendment, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to amend the Investment Agreement as follows:

1. Capitalized terms used but not defined in this Amendment shall have the respective meanings given to such terms in the Investment Agreement.  Each reference to “hereof,” “hereunder,” “hereby” and “this Agreement” in the Investment Agreement shall, from and after the date of this Amendment, refer to the Investment Agreement as amended by this Amendment.

2. Section 8.1 of the Investment Agreement is hereby amended by amending and restating subsection 8.1(d) as follows:  “(d)  In the event that the Closings occur simultaneously, if the Investor shall be entitled to designate four Initial Investor Nominees pursuant to Section 8.2(a) based on the Common Stock of the Company (counting any shares of Preferred Stock on an as converted basis) to be owned by the Investor 13(d) Group after the Closings, then prior to such Closings, the Investor shall provide to the Company the names of two Initial Investor Designees, each of whom shall be reviewed promptly by the Nominating Committee, and on the date of such Closings, the Company shall cause to be elected or appointed to the Board such Initial Investor Designees, subject to the satisfaction of all legal and governance requirements regarding service as a director of the Company and, if not already received, the reasonable approval of the Nominating Committee.  The Company shall take all actions necessary to ensure that on the date of such Closings the Board shall have at least two vacancies.  By July 16, 2010, the Investor shall provide to the Company the names of two additional Initial Investor Designees, each of whom shall be reviewed promptly by the Nominating Committee, and as soon as reasonably practicable thereafter, the Company shall cause to be elected or appointed to the Board such additional Initial Investor Designees, subject to the satisfaction of all legal and governance requirements regarding service as a director of the Company and, if not already received, the reasonable approval of the Nominating Committee.  The Company shall take all actions necessary to ensure that on July 16, 2010 the Board shall have at least two additional vacancies.”

This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were on the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the date first written above.

ALLIS-CHALMERS ENERGY INC.

By:	/s/ Theodore F. Pound III
Name: Theodore F. Pound III Title:General Counsel and Secretary

LIME ROCK PARTNERS V, L.P.

By: Lime Rock Partners GP V, L.P., itsgeneral partner By: LRP GP V, Inc., its general partner

By:	/s/ Saad Bargach
Name: Saad Bargach Title: Managing Director